Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

HIGHLIGHTS

Financial
  Sales increased by 77.0% from US$413.9 million for the six months ended June 30, 2009 to US$732.9 million for the six months ended June 30, 2010, primarily due to increase in wafer shipments.

  The Company’s operating loss was US$40.2 million for the six months ended June 30, 2010 compared to operating loss of US$270.6 million for the six months ended June 30, 2009.

  The Company had a net loss attributable to holders of ordinary shares of US$85.9 million for the six months ended June 30, 2010 compared to a net loss of US$276.5 million for the six months ended June 30, 2009.
Operational
  The number of wafers the Company shipped increased by 86.6%, from 509,943 8-inch wafer equivalents to 951,776 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 5% from US$812 per wafer to US$770 per wafer.

  This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on August 27, 2010.

LETTER TO SHAREHOLDERS

Dear Shareholders,

A challenging year has passed, and we have entered an opportunity filled 2010. The worldwide semiconductor industry grew above expectations in the first half of 2010 with sales increasing more than 50% year-on-year. SMIC was able to ride on this opportunity and increased its revenue for the first half of 2010 to more than 77% compared to the same period last year. The Company’s gross margin has turned positive since the fourth quarter of 2009 and maintained double-digits with continued growth for two consecutive quarters. Utilization has climbed from 35% in the first quarter of 2009 to 94.3% in the second quarter of 2010. Also in the first half of 2010, the book-to-bill ratio was above 1.0 for six consecutive months.

Since our new management came on board they have implemented various initiatives, which produced positive results. We are gradually narrowing the technology gap on advanced nodes with industry leaders. Our 45 and 40 nanometer technology development is ahead of schedule and will be qualified by the end of this year and enter volume production next year. We are also working to speed up our 32 nanometer process development. Internally, we are strengthening our professionalism and accountability, and at the same time, we are simplifying internal processes, improving departmental operating efficiency. In the recent placing of new shares, we have successfully raised US$100 million for our Beijing fab’s advanced technology capacity expansion. We have also reorganized our sales force with an emphasis on key customers and those with high-potential. By strengthening existing key partnerships and selectively cultivating new customers and new products with high potential, we will improve our product mix and average selling price to achieve profitability. As Mainland China’s most advanced semiconductor manufacturer, our 90-nanometer and below revenue contribution increased to 23.6% in the second quarter of this year, and total 65-nanometer shipments have already exceeded 10,000 wafers. Revenue from Mainland China contributed 28.7% to our total revenue in the second quarter of 2010, compared to 20.0% in 2009.

Since the beginning of this year, we have streamlined the organization to reduce costs and increase the efficiency and output of SMIC. Additionally, more than 100 key managers attended our first global management meeting. The meeting communicated the corporate message and strategies to bolster organizational effectiveness, employee cohesiveness, teamwork spirit and execution. The new management will continue to work together to build a solid foundation for leading SMIC to a successful future.

Looking back on the past six months, we have already taken solid steps to pave our way to sustainable profitability. We will continue to work step by step, to maximize the interests of our shareholders and customers.

Thank you again for your continuous support for SMIC.

Jiang Shang Zhou	David NK Wang
Chairman of the Board	President, Chief Executive Officer and Executive Director

Shanghai, China
August 27, 2010

RESULTS

The Board of Directors (the ‘‘Board’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2010, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

Condensed Consolidated Statement of Operations
For the six months ended June 30, 2010 and 2009
(in US$ thousands, except share data)
(unaudited)

	NOTES	Six months ended June 30,
		2010	2009
Sales	14	$732,866	$413,941
Cost of sales		622,025	556,218
Gross profit (loss)		110,841	(142,277)
Operating expenses (income):
Research and development		86,922	66,945
General and administrative		32,618	32,123
Selling and marketing		13,065	11,112
Amortization of acquired intangible assets		13,572	17,889
Impairment loss of long-lived assets		5,138	—
(Gain) loss from sales of equipment and other fixed assets		(312)	218
Total operating expenses		151,003	128,287
Loss from operations	15	(40,162)	(270,564)
Other income (expense):
Interest income		1,757	1,071
Interest expense		(14,077)	(13,884)
Change in the fair value of commitment to issue shares and warrants	21	(40,609)	—
Foreign currency exchange loss		(6,405)	(138)
Others, net		5,578	2,669
Total other expense, net		(53,756)	(10,282)
Loss before income tax		(93,918)	(280,846)
Income taxes benefit	13	8,841	6,185
Loss from equity investment		(314)	(1,355)
Net loss		$(85,391)	$(276,016)
Accretion of interest to noncontrolling interest		(521)	(521)
Loss attributable to Semiconductor Manufacturing International Corporation		$(85,912)	$(276,537)
Loss per share attributed to Semiconductor Manufacturing International
Corporation, basic and diluted		$(0.00)	$(0.01)
Shares used in calculating basic and diluted loss per share		22,438,779,149	22,347,864,588

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Balance Sheet
As of June 30, 2010 and December 31, 2009
(in US$ thousands, except share data)
(unaudited)

		June 30,	December 31,
	NOTES	2010	2009
ASSETS
Current assets:
Cash and cash equivalents		$506,547	$443,463
Restricted cash	5	37,099	20,360
Accounts receivable, net of allowances of $77,465 and of $96,145 on
June 30, 2010 and December 31, 2009, respectively	7, 16	208,856	204,291
Inventories	8	203,901	193,705
Prepaid expense and other current assets		38,703	28,882
Asset held for sale		9,168	8,184
Current portion of deferred tax assets		5,539	8,173
Total current assets		1,009,813	907,058
Prepaid land use rights		79,537	78,112
Plant and equipment, net		2,053,713	2,251,614
Acquired intangible assets, net		181,805	182,694
Equity investment		9,244	9,848
Other long-term prepayments		143	392
Deferred tax assets		109,850	94,359
TOTAL ASSETS		$3,444,105	$3,524,077
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	9	$254,967	$228,883
Short-term borrowings	10	357,387	286,864
Current portion of long-term debts	10	275,294	205,784
Accrued expenses and other current liabilities		113,563	111,087
Current portion of promissory notes	11	54,164	78,608
Commitment to issue shares and warrants relating to litigation settlement	21	160,847	120,238
Income tax payable		94	59
Total current liabilities		1,216,316	1,031,523
Long-term liabilities:
Non-current portion of promissory notes	11	69,921	83,325
Long-term debt	10	365,027	550,653
Long-term payables relating to license agreements		2,419	4,780
Other long-term liabilities	20	36,952	21,679
Deferred tax liabilities		1,097	1,035
Total long-term liabilities		475,416	661,472
Total liabilities		1,691,732	1,692,995
Noncontrolling interest	12	35,362	34,842

		June 30,	December 31,
	NOTES	2010	2009
Equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 authorized,
22,480,259,472 and 22,375,886,604 shares issued and outstanding on
June 30, 2010 and December 31, 2009, respectively		8,992	8,950
Additional paid-in capital		3,507,140	3,499,723
Accumulated other comprehensive loss		(1,162)	(386)
Accumulated deficit		(1,797,959)	(1,712,047)
Total equity		1,717,011	1,796,240
TOTAL LIABILITIES NONCONTROLLING INTEREST AND EQUITY		$3,444,105	$3,524,077
Net current liabilities		$206,504	$124,465
Total assets less current liabilities		$2,227,789	$2,492,554

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Equity and Comprehensive Loss
For the six months ended June 30, 2010 and 2009
(in US$ thousands, except share data)

				Accumulated
				other		Total	Total
	Ordinary shares		Additional	comprehensive	Accumulated	stockholders	comprehensive
	Share	Amount	paid-in capital	income	deficit	equity	loss
Balance at January 1, 2010	22,375,886,604	$8,950	$3,499,723	$(386)	$(1,712,047)	$1,796,240	$—
Exercise of employee stock options	104,372,868	42	1,031	—	—	1,073	—
Share based compensation	—	—	6,386	—	—	6,386	—
Net loss	—	—	—	—	$(85,912)	(85,912)	(85,912)
Unrealized loss on hedge contracts	—	—	—	(803)	—	(803)	(803)
Foreign currency translation
adjustments	—	—	27	—	27	27	—
Balance at June 30, 2010	22,480,259,472	$8,992	$3,507,140	$(1,162)	$(1,797,959)	$1,717,011	$(86,688)
Balance at January 1, 2009	22,327,784,827	$8,931	$3,489,382	$(439)	$(748,510)	$2,749,364	$—
Exercise of employee stock options	25,626,845	10	43	—	—	53	—
Share based compensation	—	—	4,903	—	—	4,903	—
Net loss	—	—	—	—	$(276,537)	(276,537)	(276,537)
Unrealized loss on hedge contracts	—	—	—	(14)	—	(14)	(14)
Foreign currency translation
adjustments	—	—	—	553	—	553	553
Balance at June 30, 2009	22,353,411,672	$8,941	$3,494,328	$100	$(1,025,047)	$2,478,322	$(275,998)

The accompanying notes are in integral part of these unaudited condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2010 and 2009
(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2010	2009
Operating activities:
Net loss	$(85,391)	$(276,016)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred taxes	(12,795)	(11,641)
(Gain) loss from sale of equipment and other fixed assets	(312)	218
Depreciation and amortization	319,618	387,905
Non-cash interest expense on promissory notes and long-term payable relating to license
agreements	2,250	2,039
Amortization of acquired intangible assets	13,572	17,889
Share-based compensation	6,386	4,903
Loss from equity investment	314	1,355
Impairment loss of long-lived assets	5,138	—
Change in the fair value of commitment to issue shares and warrants	40,609	—
Allowance for doubtful accounts	282	—
Changes in operating assets and liabilities:
Accounts receivable	(4,848)	38,190
Inventories	(10,195)	(11,375)
Prepaid expense and other current assets	(9,573)	38,493
Long-term receivable	—	(109,632)
Prepaid land use right	(2,137)	—
Accounts payable	28,548	32,590
Accrued expenses and other current liabilities	14,037	6,096
Income tax payable	35	300
Other long term liabilities	15,273	—
Net cash provided by operating activities	320,810	121,314
Investing activities:
Purchase of plant and equipment	(160,667)	(116,778)
Proceeds from government subsidy to purchase plant and equipment	23,885	20,983
Proceeds from sale of equipment	5,397	1,509
Proceeds received from sale of assets held for sale	5,669	745
Purchase of intangible assets	(29,973)	(15,609)
Purchase of short-term investments	(5,669)	(37,146)
Sale of short-term investments	5,667	53,761
Change in restricted cash	(16,739)	(16,325)
Purchase of equity investment	—	(278)
Net cash used in investing activities	(172,430)	(109,138)

	Six months ended June 30,
	2010	2009
Financing activities:
Proceeds from short-term borrowings	299,707	398,049
Repayment of short-term borrowings	(229,184)	(325,629)
Repayment of promissory notes	(40,000)	(15,000)
Proceeds from long-term debt	10,000	—
Repayment of long-term debt	(126,116)	(75,805)
Proceeds from exercise of employee stock options	1,073	53
Redemption of noncontrolling interest	—	(9,013)
Net cash used in financing activities	(84,520)	(27,345)
Effect of exchange rate changes	(776)	552
Net increase (decrease) in cash and cash equivalents	63,084	(14,617)
Cash and cash equivalents, beginning of period	443,463	450,230
Cash and cash equivalents, end of period	$506,547	$435,613
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$2,731	$5,156
Interest paid	$13,645	$21,696
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING OR FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(104,154)	$(47,582)
Long-term payable for acquired intangible assets	$(16,410)	$(16,488)
Receivable for sales of manufacturing equipment	$6,731	$21,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2010 and 2009
(unaudited, in US$ thousands)

1. Basis Of Presentation

The accompanying condensed consolidated financial statements include the results of Semiconductor Manufacturing International Corporation and subsidiaries (the ‘‘Company’’). All inter-company accounts and transactions have been eliminated in consolidation. The interim condensed consolidated financial statement apply the same accounting policy of annual consolidated financial statements. The interim condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting and Appendix 16, ‘‘Disclosure of financial information,’’ of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2009 dated on April 26, 2010. The December 31, 2009 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all other statements and disclosures required by GAAP. In the opinion of management, these interim consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2010 may not be indicative of the operating results for the full fiscal year or any other future period.

We have evaluated subsequent events, through the date that the financial statements were issued on August 27, 2010.

2. Fair Value

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.

Level 2	—	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

2. Fair Value (Continued)

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at June 30, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$200	$—	$398
Derivative assets measured at fair value	$—	$200	$—	$398
Liabilities:
Forward foreign exchange contracts	$—	$252	$—	$(3,857)
Interest rate swap contracts	—	1,334	—	(1,771)
Cross-currency interest swap contracts	—	2,577	—	(3,221)
Commitment to issue shares and warrants relating to
litigation settlement		160,847		(40,609)
Derivative liabilities measured at fair value	$—	$165,010	$—	$(49,458)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange contracts	$—	$54	$—	$3,961
Interest rate swap contracts	—	—	—	104
Cross-currency interest swap contracts	—	504	—	1,087
Derivative assets measured at fair value	$—	$558	$—	$5,152
Liabilities:
Forward foreign exchange contracts	$—	$483	$—	$(3,835)
Interest rate swap contracts	—	530	—	(127)
Cross-currency interest swap contracts	—	389	—	(519)
Commitment to issue shares and warrants relating to
litigation settlement		120,238		(30,101)
Derivative liabilities measured at fair value	$—	$121,640	$—	$(34,582)

2. Fair Value (Continued)

Assets/Liabilities Measured at Fair Value on a Recurring Basis (Continued)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles.

Assets Measured at Fair Value on a Nonrecurring Basis

	Fair Value Measurements at June 30, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held for sale	—	—	9,168	(5,138)
	$—	$—	$9,168	$(5,138)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
Description	(Level 1)	(Level 2)	(Level 3)	(Losses)
Long-lived assets held and used	$—	$—	$28,425	$(5,269)
Long-lived assets held for sale	—	—	8,184	(22,719)
	$—	$—	$36,609	$(27,988)

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of $33.7 million were written down to their fair value of $28.4 million, resulting in an impairment charge of $5.3 million, which was included in earnings for the year ended December 31, 2009.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held for sale with a carrying amount of $30.9 million were written down to their fair value less cost to sell of $8.2 million, resulting in a loss of $22.7 million, which was included in earnings for the year ended December 31, 2009. For the six months ended June 30, 2010, long-lived assets held for sale with a carrying amount of $14.3 million were written down to their fair value of $9.2 million, resulting in an impairment charge of $5.1 million.

3. Revenue Recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

4. Share-based Compensation

The Company grants stock options to its employees and certain non-employees. The Company’s total actual share-based compensation expense for the six months ended June 30, 2010 and 2009 are $6,386,123 and $4,903,000, respectively.

The fair value of each option grant and share granted is estimated on the grant date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2010	2009
Average risk-free rate of return	1.63%	1.56%
Expected term	1–4 years	4 years
Volatility rate	61.09%	58.09%
Expected dividend yield	0%	0%

Share-based compensation plans

The Company’s employee stock option plans (the ‘‘Plans’’) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

In 2004, the Company adopted the 2004 Stock Option Plan (‘‘2004 Option Plan’’) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. As of June 30, 2010, options to purchase 1,232,413,120 ordinary shares were outstanding. As of June 30, 2010, options to purchase 84,086,880 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (‘‘2001 Option Plan’’). As of June 30, 2010, options to purchase 282,757,685 ordinary shares were outstanding. As of June 30, 2010, options to purchase 817,020,876 ordinary shares were available for future grant. However, following the IPO, the Company no longer issues stock options under the 2001 Option Plan.

4. Share-based Compensation (Continued)

Share-based compensation plans (Continued)

A summary of the stock option activities and additional information regarding options outstanding as of June 30, 2010 is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	options	exercise price	contractual life	intrinsic value
Outstanding at January 1, 2010	1,410,142,830	$0.10
Granted	518,333,372	$0.10
Exercised	(24,920,412)	$0.04
Cancelled or forfeited	(388,384,985)	$0.07
Outstanding at June 30, 2010	1,515,170,805	$0.11	6.89 years	$15,547,788
Vested or expected to vest at June 30, 2010	1,748,672,853	$0.10	6.86 years	$24,587,690
Exercisable at June 30, 2010	616,264,539	$0.13	4.67 years	$5,993,647

During the six months ended June 30, 2010 and 2009, the total intrinsic value of the options exercised were $1,336,284 and $67,372, respectively.

The weighted-averaged grant-date fair value of options granted for the six months ended June 30, 2010 and 2009 was $0.05 and $0.02, respectively.

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (‘‘2004 EIP’’) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. As of June 30, 2010, 157,586,260 restricted share units were outstanding and 19,736,223 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The restricted share units vest over a requisite service period of four years and expire 10 years from the date of grant.

A summary of the restricted share unit activities is as follows:

			Weighted average
	Number of	Weighted average	remaining	Aggregate
	share units	exercise price	contractual life	intrinsic value
Outstanding at January 1, 2010	53,625,777	$0.11
Granted	203,621,403	$0.10
Exercised	(79,746,358)	$0.10
Cancelled or forfeited	(19,914,562)	$0.10
Outstanding at June 30, 2010	157,586,260	$0.10	9.33 years	$15,352,044
Vested or expected to vest at June 30, 2010	137,378,194	$0.10	9.2 years	$13,477,899

Pursuant to the 2004 EIP, the Company granted 203,621,403 restricted share units during the six months ended June 30, 2010 and the fair value of the restricted share units at the date of grant was $0.10 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,880,818 during the six months ended June 30, 2010.

4. Share-based Compensation (Continued)

Unrecognized compensation cost related to non-vested share-based compensation

As of June 30, 2010, there was $19,962,936 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 0.66 years.

5. Restricted cash

Restricted cash consists of bank time deposits pledged against short-term loans granted to the Company.

6. Derivative financial instruments

The Company has the following notional amount of derivative instruments:

	June 30, 2010	December 31, 2009
Forward foreign exchange contracts	$4,150	$9,029
Interest rate swap contracts	80,000	54,000
Cross-currency interest rate swap contracts	15,704	24,700
	$99,854	$87,729

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting in accordance with ASC 815. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

		US dollar
Settlement currency	Notional amount	equivalents
As of June 30, 2010
European Euro	11,255	$13,736
Renminbi	(65,143)	(9,586)
		$4,150
As of December 31, 2009
European Euro	14,825	$21,265
Renminbi	(83,497)	(12,236)
		$9,029

6. Derivative financial instruments (Continued)

The Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting in accordance with ASC 815, however, the gains or losses on the interest rate swap contracts were recognized in the interest income or interest expense. As of June 30, 2010, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of June 30, 2010
European Euro	12,868	$15,704
		$15,704
As of December 31, 2009
European Euro	17,220	$24,700
		$24,700

The Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt. The contracts are designated and qualify as cash flow hedges for which the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same periods when interest payments associated with the outstanding debts occurred. The hedging relationships were highly effective and therefore no gain or losses representing hedge ineffectiveness were recorded in the earnings.

As of June 30, 2010, the Company had outstanding interest rate swap contracts with notional amounts of $80,000,000.

The fair values of each derivative instrument are as follows:*

	June 30, 2010	December 31, 2009
Forward foreign exchange contracts	$(52)	$(429)
Interest rate swap contracts	(1,334)	(530)
Cross-currency interest rate swap contracts	(2,577)	115
	$(3,963)	$(844)

*	The interest rate swap contracts are designated as hedging instruments under ASC 815.

7. Account Receivable, Net Of Allowances

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing.

An aging analysis of accounts receivable, net of allowances for doubtful accounts is as follows:

	June 30, 2010	December 31, 2009
Current	$188,066	$160,803
Overdue:
Within 30 days	14,511	30,882
Between 31 to 60 days	5,373	1,642
Over 60 days	906	10,964
	$208,856	$204,291

The change in the allowances for doubtful accounts is as follows:

	June 30, 2010	December 31, 2009
Balance, beginning of year	$96,145	$5,681
Provision recorded during the year	282	94,705
Write-offs in the year	(18,962)	(4,241)
Balance, end of year	$77,465	$96,145

8. Inventories

	June 30, 2010	December 31, 2009
Raw materials	$63,800	$57,279
Work in progress	107,605	102,539
Finished goods	32,496	33,887
	$203,901	$193,705

9. Accounts Payable

An aging analysis of the accounts payable is as follows:

	June 30, 2010	December 31, 2009
Current	$191,174	$174,834
Overdue:
Within 30 days	29,675	25,336
Between 31 to 60 days	8,154	8,270
Over 60 days	25,964	20,443
	$254,967	$228,883

10. Indebtedness

Long-term and short-term debts are as follows:

	Maturity	Interest rate	June 30, 2010	December 31, 2009
Shanghai USD syndicate loan*	2006–2011	1.55%–1.81%	$62,100	$127,840
Shanghai USD & RMB loan	2009–2011	2.44%–4.86%	109,431	99,310
Beijing USD syndicate loan	2005–2012	2.64%–2.95%	300,060	300,060
EUR loan	2006–2012	0.97%–1.88%	33,080	50,227
Tianjin USD syndicate loan	2007–2012	1.69%–2.00%	135,650	179,000
			640,321	756,437
Less: Current portion of long-term debts			275,294	205,784
Long-term debts			$365,027	$550,653
Short-term debts			$357,387	$286,864

*
Exemption of covenants for this loan expired as of March 31, 2010. However, the consortium had already anticipated a new loan to replace the existing loan and subsequently, has completely resolved the covenants issues, as of the date of this report. The Company has signed a new loan with the lenders to refinance the remainder of the USD loan.

11. Promissory Notes

In 2009, the Company reached a new settlement with TSMC. Under this agreement, the remaining promissory note of $40,000,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000,000 as the settlement consideration. The Company has recorded a discount of $8,067,071 for the imputed interest on the notes and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $40,000,000 in 2010. The outstanding promissory notes are as follows:

	June 30, 2010
Maturity	Face value	Discounted value
2010	40,000	39,580
2011	30,000	28,964
2012	30,000	28,161
2013	30,000	27,380
Total	130,000	124,085
Less: Current portion of promissory notes	$55,000	54,164
Non-current portion of promissory notes	75,000	69,921

12. Noncontrolling Interest
In 2005, AT issued Series A redeemable convertible preference shares (‘‘Series A shares’’) to certain third parties for cash consideration of $39 million, representing 43.3% equity interest of AT. In 2007, AT repurchased 1 million preference shares with $1 million from a noncontrolling stockholder, and equity interest of the noncontrolling stockholders in AT decreased to 42.7% as of December 31, 2007. On January 1, 2009, the noncontrolling interest holders of AT redeemed 8,000,000 Series A shares with a total redemption amount of $9,013,444 and the equity interest of the noncontrolling stockholders at AT decreased to 33.7%.

At any time after January 1, 2009, if AT has not filed its initial registration statement relating its initial public offering as of such date, the holders of Series A shares (other than SMIC) shall have the right to require AT to redeem such holders’ shares upon redemption request by paying cash in an amount per share equal to the initial purchase price at $1.00 for such Series A shares plus the product of (i) purchase price relating to the Series A shares and (ii) 3.5% per annum calculated on a daily basis from May 23, 2005. As of June 30, 2010, 30 million preferred shares are outstanding to noncontrolling interest holders and are redeemable. The Series A shares are not considered participating securities and have been recorded at their redemption amount as a noncontrolling interest in the consolidated balance sheets. Adjustments to the carrying value of the Series A shares have been recorded as accretion of interest to noncontrolling interest.

The carrying value of the noncontrolling interest was recorded at the higher of the redemption value or the historical cost, increased or decreased for the noncontrolling interest’s share of net income or loss and dividend.

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2010	$34,841
Accretion of interest	521
Balance at June 30, 2010	$35,362

Reconciliation of the Noncontrolling Interest
Balance at January 1, 2009	$42,795
Redemption	(9,013)
Accretion of interest	521
Balance at June 30, 2009	$34,303

13. Income Taxes
The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This is continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The effective tax rate for the six-month periods ended June 30, 2009 and 2010 were (4.2%) and 38.2%, respectively.

14. Segment And Geographic Information
The Company is engaged principally in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Six months ended June 30,
	2010	2009
Total sales:
North America	$406,047	$252,647
Europe	21,145	7,043
Asia Pacific (Excluding Japan, Korea and Taiwan)	195,338	82,345
Taiwan	93,478	53,922
Japan	2,776	5,671
Korea	14,082	12,313
	$732,866	$413,941

Revenue is attributed to countries based on location of customer’s headquarters. Substantially all of the Company’s long-lived assets are located in the PRC.

15. Loss From Operations

	Six months ended June 30,
	2010	2009
Loss from operations is arrived at after charging:
Depreciation and amortization of property, plant and equipment	$318,906	$375,384
Amortization of prepaid land use rights	712	748
Amortization of deferred cost	—	11,773
Amortization of acquired intangible assets	13,572	17,889

16. Transactions With Managed Government-Owned Foundries
The Company provides management services to Cension Semiconductor Manufacturing Corporation (‘‘Cension’’) and Wuhan Xinxin Semiconductor Manufacturing Corporation (‘‘Xinxin’’), which are government-owned foundries. Management service revenues under these arrangements for the six months ended June 30, 2010 and 2009 were $nil and $6,000,000, respectively.

The Company ceased its recognition of management revenue in the second quarter of 2009 due to issues of collectability. Furthermore, the Company recorded a $115.8 million bad debt provision in the second half of 2009, of which $93.5 million and $21.1 million are due to long outstanding overdue debt relating primarily to the revenue for management services rendered and related equipment sold, respectively. The Company also reversed the deferred revenue of $9 million in relation to the management service rendered.

16. Transactions With Managed Government-Owned Foundries (Continued)
Starting in 2010, Cension started negotiations with third party potential buyers to sell their business. In anticipation of such sale, in the second quarter of 2010, the Company preliminarily agreed with Cension to settle the remaining balances between the two parties pending outcome of a third party’s acquisition of Cension. The major terms of the agreement include the settlement of $17.4 million amounts payable to Cension and the amounts receivable from Cension of $86.5 million. Cension also agreed to make cash payment of $47.2 million to the Company upon the successful acquisition. As the execution of the agreement depends on the outcome of the ongoing acquisition, the Company will recognize the income arising from the extinguishment of liability as well as the collection of $47.2 million after the completion of the acquisition and the receipt of the cash payment.

17. Commitments
(a)	Purchase commitments

As of June 30, 2010 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2011.

At June 30, 2010
Facility construction	$62,699
Machinery and equipment	705,390
$768,089

(b)	Royalties

The Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2010 and 2009, the Company incurred royalty expenses of $16,261 and $8,348, respectively, which was included in costs of sales.

18. Reconciliation Of Basic And Diluted Loss Per Ordinary Share

	Six months ended June 30,
	2010	2009
(in US$ thousands except per share data)
Loss attributable to holders of ordinary shares	(85,912)	(276,537)
Weighted average shares used in computing basic and diluted loss per ordinary share	22,438,779,149	22,347,864,588
Net loss per share, basic and diluted	$(0.00)	$(0.01)

As of June 30, 2010 and 2009, the Company had 2,144,074,944 and 76,500,537 respectively, ordinary share equivalents outstanding which were excluded in the computation of diluted loss per share, as their effect would have been anti-dilutive due to the net loss reported in such period.

19. Dividend
No dividend has been paid or declared by the Company during the six months ended June 30, 2010, and 2009, respectively.

20. Contingent Liability
The Company recorded a contingent liability in relation to claims from an unrelated semiconductor manufacturer based on its best estimate of the probable amount of its liability as of December 31, 2009. For the six months ended June 30, 2010, the Company believes that the recorded amount still reflects its best estimate of the probable amount of the liability.

21. Settlement
The The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the ‘‘2009 Settlement Agreement’’) which replaced the 2005 Settlement Agreement. The 2009 Settlement Agreement resolved all pending lawsuits between the parties and the parties have since dismissed all pending litigation between them. The terms of the 2009 Settlement Agreement include the following:

1)	Entry of judgment and mutual release of all claims that were or could have been brought in the pending lawsuits;

2)	Termination of SMIC’s obligation to make remaining payments under the 2005 Settlement Agreement between the parties (approximately US$40 million);

3)
Payment to TSMC of an aggregate of US$200 million (with US$15 million paid upon execution, funded from SMIC’s existing cash balances, and the remainder to be paid in installments over a period of four years);

4)
Commitment to grant to TSMC of 1,789,493,218 shares of SMIC (representing approximately 8% of SMIC’s issued share capital as of October 31, 2009) and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share Both the shares and the warrant would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals. The 1,789,493,218 ordinary shares and the Warrant were issued on July 5, 2010, pursuant to the Share and Warrant Issuance Agreement; and

5)	Certain remedies in the event of breach of this settlement.

Accounting Treatment for the 2009 Settlement Agreement:

In accounting for the 2009 Settlement Agreement, the Company determined that there were three components of the 2009 Settlement Agreement:

1)	Settlement of litigation via entry of judgment and mutual release of all claims in connection with pending litigation;

2)	TSMC’s covenant not-to-sue with respect to alleged misappropriation of trade secrets; and

3)	Termination of payment obligation of the remaining payments to TSMC under the 2005 Settlement Agreement of approximately $40 million.

The Company does not believe that any of the aforementioned qualify as assets under US GAAP. Accordingly, all such items were expensed as of the settlement date. Further, all previously recorded Deferred Cost associated with the 2005 Settlement Agreement were immediately impaired and the commitment to grant shares and warrants was initially measured at fair value and is being accounted for as a derivative with all subsequent changes in fair value being reflected in the consolidated statements of operations. On July 5, 2010, the Company issued shares and warrant to TSMC according to the 2009 Settlement Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Board of Directors (the ‘‘Board’’) of Semiconductor Manufacturing International Corporation (the ‘‘Company’’) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2010, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

SALES
Sales increased by 77.0% from US$413.9 million for the six months ended June 30, 2009 to US$732.9 million for the six months ended June 30, 2010, primarily due to increase in wafer shipments. The number of wafers the Company shipped increased by 86.6%, from 509,943 8-inch wafer equivalents to 951,776 8-inch wafer equivalents, between these two periods. The simplified average selling price of total revenue during this period decreased by 5% from US$812 per wafer to US$770 per wafer.

COST OF SALES AND GROSS PROFIT (LOSS)
Cost of sales increased by 11.8% from US$556.2 million for the six months ended June 30, 2009 to US$622.0 million for the six months ended June 30, 2010, primarily due to increased wafer shipments.

The Company had a gross profit of US$110.8 million for the six months ended June 30, 2010 compared to a gross loss of US$142.3 million for the six months ended June 30, 2009. Gross margins increased to 15% for the six months ended June 30, 2010 from (34)% for the six months ended June 30, 2009. The increase in gross margin was primarily due to higher fab utilization.

OPERATING INCOME, EXPENSES AND LOSS FROM OPERATIONS
Operating expenses increased by 17.7% from US$128.3 million for the six months ended June 30, 2009 to US$151.0 million for the six months ended June 30, 2010.

Research and development expenses increased by 29.8% from US$66.9 million for the six months ended June 30, 2009 to US$86.9 million for the six months ended June 30, 2010 primarily due to decreased government subsidies.

Selling and marketing expenses increased by 17.6% from US$11.1 million for the six months ended June 30, 2009 to US$13.1 million for the six months ended June 30, 2010 due to an increase in selling activities.

General and administrative expenses remained relatively flat at US$32.6 million for the six months ended June 30, 2010, a slight 1.6% increase from US$32.1 million for the six months ended June 30, 2009.

An asset impairment loss of US$5.1 million for the six months ended June 30, 2010 related to operational efficiency improvement efforts.

Income from the disposal of properties increased from a loss of US$0.2 million for the six months ended June 30, 2009 to a gain of US$0.3 million for the six months ended June 30, 2010.

The Company’s operating loss was US$40.2 million for the six months ended June 30, 2010 compared to operating loss of US$270.6 million for the six months ended June 30, 2009.

The Company’s operating margin was (5.5)% for the six months ended June 30, 2010 and (65.4)% for the six months ended June 30, 2009.

OTHER INCOME (EXPENSES)
Other expenses increased from US$10.3 million for the six months ended June 30, 2009 to US$53.8 million for the six months ended June 30, 2010. The increase was primarily attributed to the change in fair value of the commitment to issue shares and warrants in relation to the settlement of TSMC litigation; such fair value change amounted to a loss of $40.6 million for the six months ended June 30, 2010.

The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a gain of US$0.5 million for the six months ended June 30, 2010 compared to a gain of US$4.7 million for the six months ended June 30, 2009.

NET LOSS
Due to the factors described above, the Company had a net loss attributable to holders of ordinary shares of US$85.9 million for the six months ended June 30, 2010 compared to a net loss of US$276.5 million for the six months ended June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 2010, the Company incurred capital expenditures of US$156 million compared to US$44.9 million for the six months ended June 30, 2009. The Company has financed substantial capital expenditure requirements through the cash flows from operations and financing.

The Company had US$506.5 million in cash and cash equivalents as at June 30, 2010. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities increased by 164.5% from US$121.3 million as at June 30, 2009 to US$320.8 million as at June 30, 2010.

Net cash used in investing activities was US$172.4 million for the six months ended June 30, 2010, primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai and Mega Fab in Beijing. For the six months ended June 30, 2009, net cash used in investing activities was US$109.1 million primarily attributable to purchases of plant and equipment for the Mega Fab in Shanghai and Mega Fab in Beijing.

The Company’s net cash used in financing activities was US$84.5 million for the six months ended June 30, 2010. This was primarily resulting from US$299.7 million in proceeds from short-term borrowings, US$40.0 million in the repayment of promissory notes, US$229.2 million in the repayment of short-term borrowings, and US$126.1 million in the repayment of long-term debt.

As of June 30, 2010, the Company’s outstanding long-term liabilities primarily consisted of US$640.3 million in secured bank loans, and US$275.3 million classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in December 2006 with the last payments due in December 2012.

2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (‘‘SMIC Shanghai’’) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount was used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. The Company has guaranteed SMIC Shanghai’s obligations under this facility. As of June 30, 2010, SMIC Shanghai has repaid US$537.9 million according to the repayment schedule. The interest rate on this loan facility ranged from 1.55% to 1.81%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 and 2009 was US$1.4 million and US$3.1 million of which US$0.3 million and US$0.3 million was capitalized additions to assets under construction for the six months ended June 30, 2010 and 2009, respectively.

The long-term loan agreement entered into in June 2006 contains the following covenants:

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

Financial covenants for the Borrower including:

1.	Consolidated Tangible Net Worth of no less than US$1,200 million;

2.	Consolidated Total Borrowings to Consolidated Tangible Net Worth of:

(a) no more than 60% for periods up to and including December 31, 2008; and

(b) no more than 45% thereafter;

3.	Consolidated Total Borrowings to trailing preceding four quarters EBITDA not to exceed 1.50x.

4.
Debt Service Coverage Ratio of no less than 1.5x. Debt Service Coverage Ratio means trailing four quarters EBITDA divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Financial covenants for the Guarantor (the Company) including:

1.	Consolidated Tangible Net Worth of no less than US$2,300 million;

2.	Consolidated Net Borrowings to Consolidated Tangible Net Worth of:

	(a)	no more than 50% for period up to and including June 30, 2009;

	(b)	no more than 40% thereafter.

3.	Consolidated Net Borrowings to trailing four quarters EBITDA of:

	(a)	no more than 1.50x for periods up to and including June 30, 2009;

	(b)	no more than 1.30x thereafter.

Exemption of covenants for this loan expired as of March 31, 2010. However, the consortium had already anticipated a new loan to replace the existing loan and subsequently, has completely resolved the covenants issues, as of the date of this report. The Company has signed a new loan with the lenders to refinance the remainder of the USD loan.

2009 USD & RMB Loan Facility (SMIC Shanghai). In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of June 30, 2010, SMIC Shanghai had drawn down US$80 million and RMB200 million (US$29.4 million) respectively, on this loan facility. The principal amount is repayable in June 2011. The interest rate on this loan facility ranged from 2.44% to 4.86%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 was US$1.7 million, of which US$0.4 million was capitalized additions to assets under construction for the six months ended June 30, 2010.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (‘‘SMIC Beijing’’) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of June 30, 2009, SMIC Beijing had repaid US$299.9 million according to the repayment schedule. On June 26, 2009, SMIC Beijing entered into an amendment to the syndicated loan agreement to extend the repayment date of the outstanding balance commencing from June 28, 2009 to December 28, 2011 and onwards. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility ranged from 2.64% to 2.95%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 and 2009 was US$4.0 million and US$5.2 million of which US$0.5 million and US$0.2 million was capitalized as additions to assets under construction for the six months ended June 30, 2010 and 2009, respectively.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.
Where [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses 5 1; and

2.
(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

SMIC Beijing has complied with these covenants as of June 30, 2010.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

As of June 30, 2010, Semiconductor Manufacturing International (Tianjin) Corporation (‘‘SMIC Tianjin’’) had drawn down EUR 15.1 million and repaid an aggregated amount of EUR 13.6 million with a remaining balance of EUR 1.5 million (the U.S. dollar equivalent of US$1.8 million). The interest rate on this loan facility ranged from 0.97% to 1.85%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 and 2009 were US$0.02 million and US$0.1 million of which US$229 and US$0.03 million was capitalized additions to assets under construction for the six months ended June 30, 2010 and 2009, respectively.

As of June 30, 2010, SMIC Shanghai had drawdown EUR 56.9 million and repaid an aggregated amount of EUR 31.3 million with a remaining balance of EUR 25.6 million (the US dollar equivalent of US$31.2 million). The interest rate on this loan facility ranged from 0.99% to 1.88%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 and 2009 was US$0.2 million and US$0.5 million of which US$0.05 million and US$0.03 million was capitalized additions to assets under construction for the six months ended June 30, 2010 and 2009, respectively.

2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of June 30, 2009, SMIC Tianjin had drawn down US$259.0 million on this loan facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of June 30, 2010, SMIC Tianjin had repaid US$123.3 million. The interest rate on the loan ranged from 1.69% to 2.00%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 and 2009 were US$1.3 million and US$5.3 million, of which US$0.02 million and US$1.0 million was capitalized as additions to assets under construction for the six months ended June 30, 2010 and 2009, respectively.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses 5 1; and

2.	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

SMIC Tianjin has complied with these covenants as of June 30, 2010.

Short-term Credit Agreements. As of June 30, 2010, the Company had short-term credit agreements that provided total credit facilities up to approximately US$394.2 million on a revolving credit basis. As of June 30, 2010, the Company had drawn down approximately US$357.4 million under these credit agreements and approximately US$36.8 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$17.0 million, which is secured by term deposits.

The interest expense incurred for the six months ended June 30, 2010 and 2009 were US$5.7 million and US$6.4 million, respectively. The interest rate on the loans ranged from 1.1% to 5.7%, for the six months ended June 30, 2010.

CAPITALIZED INTEREST
Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$3.1 million and US$2.2 million have been added to the cost of the underlying assets during the six months ended June 30, 2010 and June 30, 2009, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2010 and June 30, 2009, the Company recorded amortization expenses relating to the capitalized interest of US$3.6million and US$4.5 million, respectively.

COMMITMENTS
As of June 30, 2010, the Company had commitments of US$63 million for facilities construction obligations in Chengdu, Beijing, Tianjin, Shanghai and Shenzhen and US$705 million to purchase machinery and equipment mainly for the Beijing, Tianjin and Shanghai fabs in the coming 18 months. The Company plans to fund these commitments through funds generate from the placing of new shares of US$100 million in July this year, the upcoming subscription of shares of US$102 million from its major shareholder, Datang, and also the Company’s ongoing operations.

DEBT TO EQUITY RATIO
As of June 30, 2010, the Company’s debt to equity ratio was 58% calculated by dividing the sum of the short-term borrowings, current portion of long-term debt, and long-term debt by total shareholders’ equity.

CONTINGENT LIABILITIES
The Company recorded a contingent liability in relation to claims from an unrelated semiconductor manufacturer based on its best estimate of the probable amount of its liability as of December 31, 2009. For the six months ended June 30, 2010, the Company believes that the recorded amount still reflects its best estimate of the probable amount of the liability.

FOREIGN EXCHANGE RATE FLUCTUATION RISK
The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing conducted in currencies other than U.S. dollar, the Company is primarily exposed to changes in exchange rates for the EURO, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or EURO and do not qualify for hedge accounting in accordance with ASC 815. As of June 30, 2010, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$4.2 million all of which matured before April 2011. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2010, the fair value of foreign currency forward exchange contracts was a loss of approximately US$0.05 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

CROSS CURRENCY SWAP FLUCTUATION RISK
At June 30, 2010, the Company had a long-term loan facility agreement outstanding in the aggregate principal amount of EUR27.1 million. The company is primarily exposed to changes in exchange rate for the EURO.

To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with ASC 815.

As of June 30, 2010, the Company had outstanding cross currency swap contracts with a notional amount of US$15.7 million all of which will mature before May 2012. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2010, the fair value of foreign currency forward exchange contracts was a loss of approximately US$2.6 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

INTEREST RATE RISK
The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest on the Company’s EURO denominated loans are linked to the EURIBOR. As a result, the interest on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

The Company has entered into interest rate hedging contracts commencing from May 2009. The interest rate swap contract qualified for hedge accounting in accordance with ASC 815.

As of June 30, 2010, the Company had outstanding interest rate swap contracts with a notional amount of US$80 million all of which will mature before December 2012.

EMPLOYEES
Pursuant to the shareholders’ approval obtained at the annual general meeting held on June 3, 2010, the number of shares reserved for issuance under the 2004 Equity Incentive Plan was increased by an additional 560,522,395 (representing 2.5% of the issued share capital as at March 31, 2010) to a new limit of 1,015,931,725 ordinary shares of the Company.

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2009 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS
In the second half of 2010, the Company continues to see revenue growth. We expect third quarter 2010 revenue to grow by 4% to 6% compared to second quarter of 2010. From a technology standpoint, our 65-nanometer process is solid and ramping up, with shipments more than doubling quarter over quarter in the second quarter compared to first quarter of 2010, and likely to double again in the third quarter of 2010. Full year capital expenditure for 2010 is expected to be $700 to $750 million. We continue to focus on turning the Company around and target sustainable profitability while carefully increasing scale to match our customers’ demand.

SHARE CAPITAL
During the six months ended June 30, 2010, the Company issued 24,920,412 Ordinary Shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (‘‘eligible participants’’) pursuant to the Company’s 2004 stock option plan (the ‘‘Stock Option Plan’’) and 79,746,358 ordinary shares to certain of the eligible participants pursuant to the Company’s 2004 equity incentive plan.

Number of Shares
Outstanding
Outstanding Share Capital as of June 30, 2010	22,480,259,472

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (‘‘Restricted Share Units’’) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.

For the twelve months ended December 31, 2009, the Compensation Committee granted a total of 787,797 Restricted Share Units. And for the six months ended June 30, 2010, the Compensation Committee granted a total of 203,621,403 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2010
1-Jan	15,759,388
22-Jan	12,600
29-Jan	75,000
1-Feb	20,000
13-Feb	75,000
16-Feb	75,000
1-Mar	46,577,288
3-Mar	250,000
23-Mar	175,000
1-Apr	75,000
1-May	75,000
13-May	25,000
15-May	62,500
22-May	8,750
1-Jun	145,090
1-Jul	305,000
1-Sep	671,973
16-Sep	75,000
1-Oct	362,500
16-Oct	222,216
27-Oct	50,000
1-Nov	250,000
10-Nov	6,717,594
6-Dec	100,000
12-Dec	75,000
18-Dec	1,679,399

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2011
1-Jan	18,136,961
22-Jan	12,600
29-Jan	75,000
1-Feb	1,699,398
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,398
1-Mar	47,519,305
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,759,993
1-May	75,000
13-May	25,000
15-May	62,500
22-May	8,750
1-Jun	145,090
16-Jun	125,000
21-Jun	75,000
1-Jul	190,000
16-Oct	150,000
27-Oct	50,000
1-Nov	250,000
10-Nov	6,717,594
12-Dec	75,000
18-Dec	1,679,399

Approximate no. of Restricted Share Units (the actual
number of shares eventually to be issued may change due
Vesting Dates	to departure of eligible participants prior to vesting)
2012
1-Jan	12,880,961
29-Jan	75,000
1-Feb	1,699,398
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,759,993
22-May	8,750
16-Jun	125,000
21-Jun	75,000
27-Oct	50,000
10-Nov	6,717,595
18-Dec	1,679,399
2013
1-Jan	6,240,573
1-Feb	1,679,398
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
16-Jun	125,000
10-Nov	6,717,595
18-Dec	1,679,398
2014
1-Jan	6,210,194
2-Jan	18,630
1-Feb	1,679,398
4-Feb	1,679,399
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
16-Jun	125,000

REPURCHASE, SALE OR REDEMPTION OF SECURITIES
The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2010.

CORPORATE GOVERNANCE PRACTICES
The HKSE’s Code on Corporate Governance Practices (the ‘‘CG Code’’) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the ‘‘Code Provisions’’) and recommended best practices to which an issuer is encouraged to comply (the ‘‘Recommended Practices’’). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the ‘‘CG Policy’’). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under ‘‘Corporate Governance’’, incorporates all of the Code Provisions of the CG Code except for paragraph E1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy. None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2010 to June 30, 2010, in compliance with the CG Policy.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS
The Company has adopted an Insider Trading Compliance Program (the ‘‘Insider Trading Policy’’) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the ‘‘Model Code’’). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2010. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of seven Directors and one Alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of directors eligible for re-election at each annual general meeting of shareholders.

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2008 AGM (except Gao Yonggang who was elected at the 2009 AGM) to hold office until the 2011 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2009 AGM (except Chen Shanzhi who was elected at that AGM) to hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2010 AGM for a term of three years to hold office until the 2013 annual general meeting of the Company.

For the six months ended June 30, 2010, the Board at all times complies with the minimum requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors on the Board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise. The roles of the chairman and chief executive officer are segregated and such roles are exercised by Jiang Shang Zhou and David N.K. Wang respectively.

The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director
Jiang Shang Zhou	Chairman, Independent Non-executive Director	Class II
David N.K. Wang	President, Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Wang Zheng Gang	Alternate Director to Zhou Jie	Class III

On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled ‘‘Update of Directors’ Information’’ below for further details on the changes in certain information relating to the Directors during the course of their respective terms of office.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES
Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2010.

UPDATE OF DIRECTORS’ INFORMATION
Changes in, and updates to, previously disclosed information relating to the Directors

As required under the Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:
  Dr. David N.K. Wang was appointed as the President of SMIC Americas in April 2010.

  Mr. Gao Yonggang was appointed as the executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. in May 2010.

  Mr. Chen Shanzhi was appointed as the Senior Vice President of Datang Telecom Technology & Industry Holdings Co. Ltd. in January 2010.

  Mr. Wang Zheng Gang resigned as the Vice President of Bright Dairy and Food Co. Ltd. in April 2010.

  Mr. Zhou Jie was appointed as the Chairman of the supervisory committee of Shanghai Pharmaceuticals Holding Co., Ltd.
Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above information.

INTERIM REPORT
The Interim Report for the six months ended June 30, 2010 containing financial statements and notes to the accounts will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

SAFE HARBOR STATEMENTS (UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995)
This interim report contains, in addition to historical information, ‘‘forward-looking statements’’ within the meaning of the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like ‘‘believe,’’ ‘‘anticipate,’’ ‘‘intend,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘project’’ and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, and financial stability in end markets.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on June 29, 2010, especially in the ‘‘Risk Factors’’ and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ sections, and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a results of new information, future events or otherwise.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer and Executive Director

Shanghai, PRC
August 27, 2010

* For identification purposes only